UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41035

CI&T INC

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 –  C,

Globaltech 13.100-000 - Brazil

Campinas-State of São Paulo

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                                        Form 40-F ☐

CI&T Inc

TABLE OF CONTENTS

ITEM

1.	3Q24 Earnings Release
2.	Unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2024

CI&T Reports Double-Digit Sequential Revenue Growth in 3Q24 Results

New York - November 14, 2024 - CI&T (NYSE: CINT, “Company”), a global technology transformation specialist and fast-growing public company, today announces its results for the third quarter of 2024 (3Q24) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the third quarter of 2023 (3Q23) and the second quarter of 2024 (2Q24).

Third quarter of 2024 (3Q24) highlights

●	Record Net Revenue of R$622.2 million, a 17.6% increase compared to 3Q23 and 10.0% sequential growth over 2Q24.
●	Net Profit increased by 5.6%, reaching R$28.6 million in 3Q24, up from R$27.0 million in 3Q23.
●	Adjusted EBITDA improved by 24.2% to R$121.4 million in 3Q24 compared to R$97.7 million in 3Q23. The Adjusted EBITDA margin was 19.5%.
●	Adjusted Net Profit increased by 32.9% to R$56.5 million in 3Q24, up from R$42.5 million in 3Q23. The Adjusted Net Profit margin was 9.1%.
●	CI&T ended 3Q24 with 6,755 employees, an 8.3% increase from 2Q24.

Cesar Gon, founder and CEO of CI&T, commented, "We are delighted to report 17.6% year-over-year revenue growth for 3Q24, showcasing the strength and resilience of our business model. Our value proposition through CI&T Flow continues to gain significant traction with clients, as evidenced by the revenue growth among our top 10 clients."

"Looking forward, our guidance projects 22% year-over-year revenue growth for 4Q24 at the midpoint, reflecting our confidence in sustaining this momentum. As we move into 2025, we are well-positioned to capitalize on the growing demand for innovative solutions, driven by our commitment to providing exceptional value for all our stakeholders and fostering long-lasting client relationships."

Comments on the 3Q24 financial performance

Net revenue reached a record R$622.2 million in 3Q24, a 17.6% increase compared to R$529.1 million in 3Q23, or 9.0% growth at constant currency. Net revenue growth among our top 10 clients was particularly strong, rising 25.3% in 3Q24 over 3Q23, showcasing our unwavering commitment to delivering exceptional value to our long-term clients.

The Company reported net revenue growth across all regions on a year-over-year basis. The geographic distribution of net revenue in 3Q24 was 45.8% from North America, 40.4% from Latam, 9.4% from Europe, and 4.4% from Asia Pacific.

The cost of services provided in 3Q24 was R$406.5 million, 13.9% higher than in 3Q23, and the gross profit was R$215.7 million. The adjusted gross profit in 3Q24 was R$231.8 million, an increase of 25.8% compared to 3Q23, driven by improved utilization rates. The adjusted gross profit margin was 37.3% in 3Q24, 2.4 percentage points higher year-over-year.

1

In 3Q24, selling, general and administrative (SG&A), and other operating expenses totaled R$137.4 million, an increase of 33.8% compared to 3Q23. This increase was driven by the investments in our sales team to support growth and non-recurring restructuring expenses to optimize our global delivery model based on our nearshoring strategy.

The adjusted EBITDA was R$121.4 million in 3Q24, an increase of 24.2% compared to R$97.7 million in 3Q23. The adjusted EBITDA margin was 19.5% in 3Q24, 1.0 percentage point higher than in 3Q23.

In 3Q24, net finance costs were R$20.6 million, a 1.3% increase compared to 3Q23, mainly driven by higher net foreign exchange volatility in the comparable period, partially offset by a lower debt position. Income tax expense was R$29.2 million in 3Q24, 30.9% higher than in 3Q23. The income tax paid (cash effect) in the quarter was R$9.3 million, equivalent to a cash tax rate of 16.1%.

The net profit was R$28.6 million in 3Q24, 5.6% higher than in 3Q23. Adjusted net profit was R$56.5 million, an increase of 32.9% compared to 3Q23. The adjusted net profit margin increased from 8.0% in 3Q23 to 9.1% in 3Q24, mainly due to the increase in the adjusted gross profit, partially compensated by higher income tax expenses.

In 9M24, cash generated from operating activities was R$294.9 million, a 15.9% increase compared to 9M23, primarily due to an improvement in working capital management.

Business Outlook

We expect our net revenue in the fourth quarter of 2024 to be in the range of R$620 million to R$655 million on a reported basis, equivalent to a 22% year-over-year growth at the midpoint of the range. This assumes an average FX rate of BRL/USD 5.55 in 4Q24.

For the full year of 2024, we are updating the range and increasing the midpoint of the guidance. We expect our net revenue growth at constant currency to be in the range of +0.5% to +2.0% year-over-year. In addition, we estimate our Adjusted EBITDA margin to be in the range of 18% to 19%.

These expectations are forward-looking statements, and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

Conference Call Information
Cesar Gon (Founder and CEO), Bruno Guicardi (Founder and President for North America and Europe), Stanley Rodrigues (CFO), and Eduardo Galvão (Head of Investor Relations) will host a video conference call to discuss the 3Q24 financial and operating results on November 14, at 8:00 a.m. Eastern Time / 10:00 a.m. BRT. The earnings call can be accessed on the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://www.youtube.com/live/WUeMKHlby3c.

About CI&T

CI&T (NYSE: CINT) is a global technology transformation specialist for 100+ large enterprises and fast growth clients. CI&T brings a 29-year track record of helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data and more. CI&T’s proprietary AI platform, CI&T FLOW boosts team productivity, ensuring fast, efficient, and scalable delivery of world-class solutions. Operating globally with over 6,700 professionals across 9 countries, CI&T is recognized by Forrester as a Leader in Modern Application Development Services.

2

Basis of accounting and functional currency
CI&T maintains its books and records in Brazilian reais, which is the presentation currency of its unaudited condensed consolidated interim financial statements, and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency, and Net Revenue Growth at Constant Currency. They should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore, comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of its forward-looking non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA Margin to the most directly comparable IFRS measure because it cannot reasonably predict the outcome of certain significant items without unreasonable efforts. These items include, but are not limited to, share-based compensation expenses, acquisition-related expenses, the tax effect of non-IFRS measures, foreign currency exchange gains/losses, and other items. These items are uncertain, depend on various factors, and could have a material impact on our IFRS-reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations.

In calculating Adjusted Gross Profit, we exclude cost components unrelated to the direct management of our services. For the periods presented, the adjustments applied were: (i) depreciation and amortization related to the costs of services provided and (ii) share-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. We calculate Adjusted EBITDA for the periods presented as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus: (i) share-based compensation expenses; (ii) government grants related to tax reimbursement in our Chinese subsidiary; (iii) acquisition-related expenses, including the present value and fair value adjustment to accounts payable for business acquired, consulting expenses, and retention packages; and (iv) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions.

3

In calculating Adjusted Net Profit, we exclude components unrelated to the direct management of our services. For the periods presented, the adjustments have been made for (i) acquisition-related expenses (including amortization of intangible assets from acquired companies, present value and fair value adjustments to accounts payable for business acquired, consulting expenses, and retention packages); (ii) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions; (iii) share-based compensation expenses; and (iv) the tax effects of non-IFRS adjustments.

Cautionary Statement on Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact that may be deemed forward-looking statements include, but are not limited to: the statements under Business Outlook, including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectations or beliefs. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from our expectations. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by such statements in this press release. Such risk factors include, but are not limited to, those relating to: the ongoing war in Ukraine and the economic sanctions imposed by Western economies on Russia, as well as the conflict between Israel and Hamas, and their impact on our business and industry; the impact of competition on our business; uncertainty regarding the demand for and market utilization of our services; our ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate the recent-acquired business; the impact of pandemics, epidemics and disease outbreak; and our ability to successfully implement our growth strategy and strategic plans. Additional information about these and other risks and uncertainties is contained in the Risk Factors section of CI&T's annual report on Form 20-F. Additional information will be made available in our Annual Reports on Form 20-F, and other filings and reports that we may file from time to time with the SEC. Except as required by law, we assume no obligation to and do not intend to update these forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts:

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

4

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
		Restated		Restated
Net revenue	622,160	529,083	1,711,321	1,710,907
Costs of services provided	(406,481)	(356,779)	(1,132,103)	(1,138,836)
Gross profit	215,679	172,304	579,218	572,071

Selling expenses	(54,179)	(40,405)	(149,919)	(132,243)
General and administrative expenses	(78,483)	(64,807)	(215,714)	(207,968)
Impairment loss on accounts receivables and contract assets	(5,248)	(836)	(7,832)	(2,573)
Other income	512	3,363	1,106	2,025
Operating expenses net	(137,398)	(102,685)	(372,359)	(340,759)

Operating profit before net finance costs and income tax expense	78,281	69,619	206,859	231,312

Finance income	21,821	13,506	56,066	62,387
Finance cost	(42,376)	(33,799)	(100,587)	(121,130)
Net finance costs	(20,555)	(20,293)	(44,521)	(58,743)

Profit before income tax	57,726	49,326	162,338	172,569

Current	(21,627)	(12,906)	(43,094)	(28,816)
Deferred	(7,526)	(9,373)	(19,754)	(34,103)
Total income tax expense	(29,153)	(22,279)	(62,848)	(62,919)

Net profit for the period	28,573	27,047	99,490	109,650

Earnings per share
Earnings per share – basic (in R$)	0.21	0.20	0.73	0.80
Earnings per share – diluted (in R$)	0.21	0.19	0.71	0.77

Weighted average number of basic shares	135,978,319	137,086,672	136,713,875	137,658,999
Weighted average number of diluted shares	138,927,266	141,327,614	139,662,822	141,899,941

5

Unaudited condensed consolidated statement of financial position

(In thousands of Brazilian Reais)

Assets	September 30, 2024	December 31, 2023	Liabilities and equity	September 30, 2024	December 31, 2023

Cash and cash equivalents	383,369	211,638	Suppliers and other payables	18,154	21,690
Financial investments	-	3,164	Loans and borrowings	250,360	112,719
Accounts receivables	445,197	471,951	Lease liabilities	21,270	17,862
Contract assets	252,513	147,620	Salaries and welfare charges	254,427	196,396
Recoverable taxes	41,983	41,071	Accounts payable for business acquired	125,505	13,365
Derivatives	4,349	9,620	Derivatives	7,184	-
Restricted cash	24,489	-	Current tax liabilities	9,008	2,602
Other assets	31,162	27,072	Other taxes payable	15,951	15,275
Total current assets	1,183,062	912,136	Contract liability	29,186	48,079
			Other liabilities	18,725	27,290
Recoverable taxes	440	959	Total current liabilities	749,770	455,278
Deferred tax assets	21,284	18,284
Judicial deposits	8,069	7,280
Restricted cash	9,040	29,061	Loans and borrowings	587,029	614,744
Other assets	6,412	1,027	Deferred tax liabilities	88,167	68,465
Property, plant and equipment	35,460	38,584	Lease liabilities	34,612	27,037
Intangible assets and goodwill	1,787,220	1,669,865	Provisions	9,598	9,620
Right-of-use assets	48,948	39,695	Accounts payable for business acquired	20,490	122,689
Total non-current assets	1,916,873	1,804,755	Other liabilities	15,445	7,807
			Total non-current liabilities	755,341	850,362

			Equity
			Share capital	37	37
			Share premium	983,021	980,893
			Treasury share reserve	(50,659)	-
			Capital reserves	194,574	174,153
			Retained earnings reserves	453,730	354,240
			Other comprehensive gain (loss)	14,121	(98,072)
			Total equity	1,594,824	1,411,251

Total assets	3,099,935	2,716,891	Total equity and liabilities	3,099,935	2,716,891

6

Unaudited condensed consolidated statement of cash flows

(In thousands of Brazilian Reais)

	September 30, 2024	September 30, 2023
		Restated
Cash flows from operating activities
Net profit for the period	99,490	109,650
Adjustments for:
Depreciation and amortization	69,119	70,980
Loss on sale and write-off of fixed assets	2,768	875
Interest, monetary variation and exchange rate changes	59,279	68,579
Unrealized loss (gain) on financial instruments	5,409	(13,257)
Income tax expenses	62,848	62,919
Impairment losses on accounts receivables and contract assets	7,832	2,573
Reversal of provision for tax and labor risks	(22)	(286)
Share-based plan	21,299	21,740
Others	7	(559)
Changes in operating assets and liabilities
Accounts receivables	61,134	61,268
Contract assets	(91,333)	(26,934)
Recoverable taxes	(19,988)	(23,279)
Suppliers	(7,526)	(16,185)
Salaries and welfare charges	52,141	(42,070)
Contract liabilities	(21,895)	(18,484)
Other receivables and payables, net	(5,630)	(3,025)
Cash generated from operating activities	294,932	254,505
Income tax paid	(16,383)	(25,516)
Interest paid on loans and borrowings	(36,964)	(52,356)
Interest paid on lease	(2,671)	(3,070)
Income tax refund	4,551	4,198
Net cash from operating activities	243,465	177,761
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	(39,192)	(14,738)
Redemption of financial investments	3,164	54,214
Net cash (used in) from investment activities	(36,028)	39,476
Cash flows from financing activities
Exercised share-based compensation	3,262	578
Payment of lease liabilities	(16,372)	(18,465)
Proceeds from loans and borrowings	104,191	47,950

7

Proceeds from settlement of derivatives	7,046	9,325
Payment of loans and borrowings	(76,471)	(163,457)
Payment of installment related to accounts payable of business acquired	(10,390)	(47,461)
Repurchase of treasury shares	(50,659)	(37,827)
Net cash used in financing activities	(39,393)	(209,357)
Net increase in cash and cash equivalents	168,044	7,880
Cash and cash equivalents as of January 1st	211,638	185,727
Exchange variation effect on cash and cash equivalents	3,687	688
Cash and cash equivalents as of September 30th	383,369	194,295

8

Net Revenue Distribution

Net Revenue by Industry (in BRL thousand)	3Q24	3Q23	Var. 3Q24 x 3Q23	9M24	9M23	Var. 9M24 x 9M23
Financial Services	176,422	158,592	11.2%	481,831	492,406	-2.1%
Consumer Goods	139,212	105,562	31.9%	380,928	343,712	10.8%
Retail and Industrial Goods	130,334	64,438	102.3%	326,766	208,351	56.8%
Technology and Telecommunications	70,863	84,147	-15.8%	195,625	313,334	-37.6%
Life Sciences	51,353	57,372	-10.5%	160,135	185,040	-13.5%
Others	53,976	58,972	-8.5%	166,036	168,064	-1.2%
Total	622,160	529,083	17.6%	1,711,321	1,710,907	0.0%

Net Revenue by Geography (in BRL thousand)	3Q24	3Q23	Var. 3Q24 x 3Q23	9M24	9M23	Var. 9M24 x 9M23
North America	284,910	222,860	27.8%	754,219	762,204	-1.0%
Latin America	251,396	229,804	9.4%	700,175	698,478	0.2%
Europe	58,444	54,045	8.1%	181,947	167,645	8.5%
Asia Pacific	27,410	22,374	22.5%	74,980	82,580	-9.2%
Total	622,160	529,083	17.6%	1,711,321	1,710,907	0.0%

Top Clients (in BRL thousand)	3Q24	3Q23	Var. 3Q24 x 3Q23	9M24	9M23	Var. 9M24 x 9M23
Top Client (1)	48,337	37,428	29.1%	117,919	166,798	-29.3%
Top 10 Clients	260,984	208,305	25.3%	706,077	705,773	0.0%

(1) The top client considered in one period may differ from that disclosed in another period.

9

Reconciliation of various income statement amounts from IFRS to non-IFRS measures

Net Revenue (in BRL thousand)	3Q24	3Q23	Var. 3Q24 x 3Q23	9M24	9M23	Var. 9M24 x 9M23
Net Revenue	622,160	529,083	17.6%	1,711,321	1,710,907	0.0%
Net Revenue at Constant Currency	576,712	529,083	9.0%	1,681,951	1,710,907	-1.7%

Adjusted Gross Profit (in BRL thousand)	3Q24	3Q23	Var. 3Q24 x 3Q23	9M24	9M23	Var. 9M24 x 9M23
Net Revenue	622,160	529,083	17.6%	1,711,321	1,710,907	0.0%
Cost of Services Provided	(406,481)	(356,779)	13.9%	(1,132,103)	(1,138,836)	-0.6%
Gross Profit	215,679	172,304	25.2%	579,218	572,071	1.2%
Adjustments
Depreciation and amortization (cost of services provided)	8,572	9,116	-6.0%	25,183	27,248	-7.6%
Share-based compensation	7,597	2,949	157.7%	14,972	10,361	44.5%
Adjusted Gross Profit	231,848	184,368	25.8%	619,372	609,680	1.6%
Adjusted Gross Profit Margin	37.3%	34.8%	2.4p.p	36.2%	35.6%	0.6p.p

Adjusted EBITDA (in BRL thousand)	3Q24	3Q23 (Restated)	Var. 3Q24 x 3Q23	9M24	9M23	Var. 9M24 x 9M23
Net profit for the period	28,573	27,047	5.6%	99,490	109,650	-9.3%
Adjustments
Net finance cost	20,555	20,293	1.3%	44,521	58,743	-24.2%
Income tax expense	29,153	22,279	30.9%	62,848	62,919	-0.1%
Depreciation and amortization	23,857	22,871	4.3%	69,119	70,980	-2.6%
Share-based compensation	10,848	6,627	63.7%	21,299	21,740	-2.0%
Government grants	(909)	(29)	3001.9%	(1,296)	(306)	323.0%
Acquisition-related expenses (1)	3,906	(1,341)	-391.3%	6,769	4,748	42.6%
Business restructuring (2)	5,401	-	0.0%	11,587	-	0.0%
Adjusted EBITDA	121,383	97,747	24.2%	314,337	328,474	-4.3%
Adjusted EBITDA Margin	19.5%	18.5%	1p.p	18.4%	19.2%	-0.8p.p
(1)	Include present value and fair value adjustments on accounts payable for business acquired, consulting expenses, and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions.

10

Adjusted Net Profit (in BRL thousand)	3Q24	3Q23 (Restated)	Var. 3Q24 x 3Q23	9M24	9M23	Var. 9M24 x 9M23
Net profit for the period	28,573	27,047	5.6%	99,490	109,650	-9.3%
Adjustments
Acquisition-related expenses (1)	15,053	9,376	60.5%	39,784	39,486	0.8%
Business restructuring (2)	5,401	-	0.0%	11,587	-	0.0%
Share-based compensation (3)	10,848	6,627	63.7%	21,299	21,740	-2.0%
Tax effects on non-IFRS adjustments (4)	(3,359)	(523)	542.0%	(8,468)	(4,117)	105.7%
Adjusted Net Profit	56,515	42,527	32.9%	163,692	166,759	-1.8%
Adjusted Net Profit Margin	9.1%	8.0%	1p.p	9.6%	9.7%	-0.2p.p
(1)	Includes amortization of intangible assets from acquired companies totaled (R$11,146) thousand in 3Q24, (R$10,717) thousand in 3Q23, (R$33,015) thousand in 9M24, and (R$34,738) thousand in 9M23, present value and fair value adjustment on accounts payable for business acquired, consulting expenses and retention packages.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance, and legal services for employee separations from North America, Europe and Asia Pacific regions.
(3)	As of 1Q24, we are adding back share-based compensation expenses to the Adjusted Net Profit calculation. Thus, comparison with previously reported numbers will differ.
(4)	As of 4Q23, we are contemplating the tax effects on non-IFRS adjustments as part of the Adjusted Net Profit calculation. Thus, comparison with previously reported numbers will differ.

11

CI&T

Inc.

Unaudited interim condensed consolidated

financial statements

September 30, 2024

12

Content

Unaudited condensed consolidated statement of financial position	14

Unaudited condensed consolidated statement of profit or loss	15

Unaudited condensed consolidated statement of other comprehensive income	16

Unaudited condensed consolidated statement of changes in equity	17

Unaudited condensed consolidated statement of cash flows	18

Notes to the unaudited interim condensed consolidated financial statements	19

13

CI&T Inc. Unaudited condensed consolidated statement of financial position September 30, 2024 and December 31, 2023 (In thousands of Brazilian reais – R$)

Assets	Note	September 30, 2024	December 31, 2023	Liabilities and equity	Note	September 30, 2024	December 31, 2023

Cash and cash equivalents	3	383,369	211,638	Suppliers and other payables		18,154	21,690
Financial investments		-	3,164	Loans and borrowings	8	250,360	112,719
Accounts receivables	4.1	445,197	471,951	Lease liabilities	9	21,270	17,862
Contract assets	4.2	252,513	147,620	Salaries and welfare charges	10	254,427	196,396
Recoverable taxes		41,983	41,071	Accounts payable for business acquired	11	125,505	13,365
Derivatives	12	4,349	9,620	Derivatives	12	7,184	-
Restricted cash	13.3	24,489	-	Current tax liabilities		9,008	2,602
Other assets		31,162	27,072	Other taxes payable		15,951	15,275
				Contract liability		29,186	48,079
				Other liabilities		18,725	27,290

Total current assets		1,183,062	912,136	Total current liabilities		749,770	455,278

Recoverable taxes		440	959	Loans and borrowings	8	587,029	614,744
Deferred tax assets	18	21,284	18,284	Deferred tax liabilities	18	88,167	68,465
Judicial deposits	13.2	8,069	7,280	Lease liabilities	9	34,612	27,037
Restricted cash	13.3	9,040	29,061	Provisions	13.1	9,598	9,620
Other assets		6,412	1,027	Accounts payable for business acquired	11	20,490	122,689
Property, plant and equipment	5	35,460	38,584	Other liabilities		15,445	7,807
Intangible assets and goodwill	6	1,787,220	1,669,865
Right-of-use assets	7	48,948	39,695

Total non-current assets		1,916,873	1,804,755	Total non-current liabilities		755,341	850,362

				Equity	14
				Share capital	14.1	37	37
				Share premium		983,021	980,893
				Treasury share reserve	14.2	(50,659)	-
				Capital reserves	14.3	194,574	174,153
				Retained earnings reserves		453,730	354,240
				Other comprehensive gain (loss)		14,121	(98,072)

				Total equity		1,594,824	1,411,251

Total assets		3,099,935	2,716,891	Total equity and liabilities		3,099,935	2,716,891

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

14

CI&T Inc.

Unaudited condensed consolidated statement of profit or loss

For the three months and nine months ended September 30, 2024 and 2023

(In thousands of Brazilian reais – R$, except basic and diluted result per share)

	Note	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023 restated	Three months ended September 30, 2023 restated

Net revenue	15	1,711,321	622,160	1,710,907	529,083
Costs of services provided	16	(1,132,103)	(406,481)	(1,138,836)	(356,779)
Gross profit		579,218	215,679	572,071	172,304

Selling expenses	16	(149,919)	(54,179)	(132,243)	(40,405)
General and administrative expenses	16	(215,714)	(78,483)	(207,968)	(64,807)
Impairment loss on accounts receivables and contract assets	16	(7,832)	(5,248)	(2,573)	(836)
Other income	16	1,106	512	2,025	3,363
Operating expenses net		(372,359)	(137,398)	(340,759)	(102,685)

Operating profit before net finance costs and income tax expense		206,859	78,281	231,312	69,619

Finance income	17	56,066	21,821	62,387	13,506
Finance cost	17	(100,587)	(42,376)	(121,130)	(33,799)
Net finance costs		(44,521)	(20,555)	(58,743)	(20,293)

Profit before income tax		162,338	57,726	172,569	49,326

Income tax expense
Current	18	(43,094)	(21,627)	(28,816)	(12,906)
Deferred	18	(19,754)	(7,526)	(34,103)	(9,373)
Total income tax expense		(62,848)	(29,153)	(62,919)	(22,279)

Net profit for the period		99,490	28,573	109,650	27,047

Earnings per share
Earnings per share – basic (in R$)		0.73	0.21	0.80	0.20
Earnings per share – diluted (in R$)		0.71	0.21	0.77	0.19

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

The comparative information is restated for correction of errors. See note 2.1.

15

CI&T Inc. Unaudited condensed consolidated statement of other comprehensive income For the three months and nine months ended September 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

	Note	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023 restated	Three months ended September 30, 2023 restated

Net profit for the period		99,490	28,573	109,650	27,047

Other comprehensive income (OCI):

Items that are or may be reclassified subsequently to profit or loss

Exchange differences on translation of foreign operations		121,675	3,699	(34,186)	17,453
Cash flow hedges - effective portion of changes in fair value	19.2.1.1	(9,482)	6,664	7,336	(5,998)
Total comprehensive income for the period		211,683	38,936	82,800	38,502

Total comprehensive income attributed to
Owners of the Company		211,683	38,936	82,800	38,502
Total comprehensive income for the period		211,683	38,936	82,800	38,502

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

The comparative information is restated for correction of errors. See note 2.1.

16

CI&T Inc. Unaudited condensed consolidated statement of changes in equity For the nine months ended on September 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of December 31, 2023		37	980,893	-	174,153	354,240	-	(98,072)	1,411,251
Comprehensive income for the period
Net profit for the period		-	-	-	-	-	99,490	-	99,490
Exchange variation in foreign investments		-	-	-	-	-	-	121,675	121,675
Cash flow hedges - effective portion of changes in fair value	19	-	-	-	-	-	-	(9,482)	(9,482)
Total comprehensive income for the period		-	-	-	-	-	99,490	112,193	211,683

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	14.2	-	-	(50,659)	-	-	-	-	(50,659)
Equity settled share-based payment		-	-	-	19,287	-	-	-	19,287
Restricted stock units exercised		-	2,128	-	(2,128)	-	-	-	-
Share options exercised		-	-	-	3,262	-	-	-	3,262
Total contributions and distribution and constitution of reserves		-	2,128	(50,659)	20,421	-	-	-	(28,110)

Balances as of September 30, 2024		37	983,021	(50,659)	194,574	354,240	99,490	14,121	1,594,824

Balances as of January 1, 2023		37	946,173	-	203,218	221,667	-	(63,122)	1,307,973
Comprehensive income for the period
Net profit for the period		-	-	-	-	-	109,650	-	109,650
Exchange variation in foreign investments		-	-	-	-	-	-	(34,186)	(34,186)
Cash flow hedges - effective portion of changes in fair value	19	-	-	-	-	-	-	7,336	7,336
Total comprehensive income for the period (restated)		-	-	-	-	-	109,650	(26,850)	82,800

Transactions with the owner of the Group
Contributions, distribution and constitution of reserves (restated)
Treasury shares acquired		-	-	(37,827)	-	-	-	-	(37,827)
Equity settled share-based payment		-	-	-	21,169	-	-	-	21,169
Restricted stock units exercised		-	-	-	471	-	-	-	471
Share options exercised		-	-	-	578	-	-	-	578
Total contributions and distribution and constitution of reserves		-	-	(37,827)	22,218	-	-	-	(15,609)

Restated balances as of September 30, 2023		37	946,173	(37,827)	225,436	221,667	109,650	(89,972)	1,375,164

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements. The comparative information is restated for correction of errors. See note 2.1.

17

CI&T Inc. Unaudited condensed consolidated statement of cash flows For the nine months ended on September 30, 2024 and 2023 (In thousands of Brazilian reais – R$)
	Notes	September 30, 2024	September 30, 2023 restated
Cash flows from operating activities
Net profit for the period		99,490	109,650
Adjustments for:
Depreciation and amortization	5, 6, 7	69,119	70,980
Loss on sale and write-off of fixed assets	5 e 6	2,768	875
Interest, monetary variation and exchange rate changes		59,279	68,579
Unrealized loss (gain) on financial instruments	12	5,409	(13,257)
Income tax expenses	18	62,848	62,919
Impairment losses on accounts receivables and contract assets	4	7,832	2,573
Reversal of provision for tax and labor risks		(22)	(286)
Share-based plan		21,299	21,740
Others		7	(559)

Changes in operating assets and liabilities
Accounts receivables		61,134	61,268
Contract assets		(91,333)	(26,934)
Recoverable taxes		(19,988)	(23,279)
Suppliers		(7,526)	(16,185)
Salaries and welfare charges		52,141	(42,070)
Contract liabilities		(21,895)	(18,484)
Other receivables and payables, net		(5,630)	(3,025)

Cash generated from operating activities		294,932	254,505

Income tax paid		(16,383)	(25,516)
Interest paid on loans and borrowings	8	(36,964)	(52,356)
Interest paid on lease	9	(2,671)	(3,070)
Income tax refund		4,551	4,198

Net cash from operating activities		243,465	177,761

Cash flows from investing activities
Acquisition of property, plant and equipment and intangible assets		(39,192)	(14,738)
Redemption of financial investments		3,164	54,214

Net cash (used in) from investing activities		(36,028)	39,476

Cash flows from financing activities
Exercised share-based compensation		3,262	578
Payment of lease liabilities	9	(16,372)	(18,465)
Proceeds from loans and borrowings	8	104,191	47,950
Proceeds from settlement of derivatives	12	7,046	9,325
Payment of loans and borrowings	8	(76,471)	(163,457)
Payment of installment related to accounts payable of business acquired	11	(10,390)	(47,461)
Repurchase of treasury shares	14.2	(50,659)	(37,827)

Net cash used in financing activities		(39,393)	(209,357)

Net increase in cash and cash equivalents		168,044	7,880

Cash and cash equivalents as of January 1st		211,638	185,727

Exchange variation effect on cash and cash equivalents		3,687	688

Cash and cash equivalents as of September 30th		383,369	194,295

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

The comparative information is restated for correction of errors. See note 2.1.

18

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

Notes to the unaudited interim condensed consolidated financial statements

September 30, 2024

(In thousands of Brazilian reais – R$, unless otherwise indicated)

1.	Company overview

CI&T Inc. (“CI&T”, “Company” or “Parent Company”), is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding Company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including machine learning, artificial intelligence (AI), analytics, cloud migration and mobility technologies.

These unaudited interim condensed consolidated financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021, CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (“SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

1.1	Organizational structure

The table below outlines the information on the Company’s direct and indirect subsidiaries:

		September 30, 2024		December 31, 2023
Subsidiaries	Country of origin	Direct	Indirect	Direct	Indirect

CI&T Delaware LLC	United States	100%	-	100%	-
CI&T Software S.A.	Brazil	-	100%	-	100%
CI&T Japan, Inc.	Japan	-	100%	-	100%
CI&T China Inc.	China	-	100%	-	100%
CI&T Portugal Unipessoal Lda.	Portugal	-	100%	-	100%
CI&T Australia PTY Ltd.	Australia	-	100%	-	100%
CINQ Inc.	United States	-	100%	-	100%
CI&T Inc.	United States	-	100%	-	100%
CI&T Software Inc.	Canada	-	100%	-	100%
CI&T UK Limited.	United Kingdom	-	100%	-	100%
CI&T Colombia	Colombia	-	100%	-	100%
CI&T Argentina S/A	Argentina	-	100%	-	100%
CI&T Financial Services Solutions, LLC	United States	-	100%	-	100%
CI&T FinTech Services, Inc.	United States	-	100%	-	100%
CI&T Holding Company Ltd (a)	United Kingdom	100%	-	100%	-
CI&T Digital Ltd (a)	United Kingdom	-	100%	-	100%
Somo Global Inc.	United States	-	100%	-	100%
Somo Global SAS.	Colombia	-	100%	-	100%
Ideonyx Ltd (in liquidation)	United Kingdom	-	100%	-	100%
Somo Ltd (dormant)	United Kingdom	-	100%	-	100%
CI&T Oceania PTY Ltd	Australia	100%	-	100%	-

(a) In 2024, Somo Global Ltd was renamed to CI&T Holding Company Ltd and Somo Custom Ltd was renamed to CI&T Digital Ltd.

19

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

2.	Management declaration, basis for preparation and presentation of the interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements for the three and nine-month ended September 30, 2024 have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), specifically IAS 34 – Interim Financial Reporting.

The financial statements have been prepared using the Brazilian Real (R$) as both the functional and presentation currency. All amounts are expressed in thousands, unless otherwise specified.

The preparation of these unaudited interim condensed consolidated financial statements necessitates that Management exercise judgment, make estimates, and adopt assumptions that influence the reported amounts of revenues, expenses, assets, and liabilities. However, the inherent uncertainty surrounding these judgments, assumptions, and estimates may result in significant adjustments to the carrying amounts of assets, liabilities, income, and expenses in future periods.

In preparing the Company’s unaudited interim condensed consolidated financial statements, Management applied the following disclosure criteria to assess the changes observed in equity and performance since the end of the last fiscal year on December 31, 2023, which was disclosed on March 28, 2024: (i) regulatory requirements; (ii) relevance and specificity of the information regarding operations; (iii) informational needs of users of the interim condensed consolidated financial statements; and (iv) data from other entities operating in the Company’s industry, when applicable.

The interim unaudited condensed consolidated financial statements were prepared based on the policies, practices and methods presented in detail in the annual financial statements of December 31, 2023, and, therefore, should be read together.

During the three and nine-month period ended September 30, 2024, there were no impacts due to changes in accounting estimates.

Management confirms that all relevant information pertaining to the interim unaudited condensed consolidated financial statements is presented accurately and corresponds to the information utilized in its business management activities.

The interim unaudited condensed consolidated financial statements have been prepared using the historical cost convention, with the exception of the following significant items measured at fair value:

  Short-term investments which are classified as cash and cash equivalents.
  Short-term investments; and
  Derivative financial instruments.

2.1	Restatement of comparative amounts

The comparative amounts related to the three and nine-month period ended September 30, 2023, have been restated to reflect the correction of certain errors identified by the Company related to:

20

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

(i)	the failure to recognize deferred tax liabilities because of the amortization of tax-deductible goodwill; and

(ii)	the amortization of the identifiable intangible assets arising from business combination was erroneously determined to be nondeductible in the income tax calculation.

The errors have been corrected by restating each of the affected financial statements line items for the three months and nine-month period ended September 30, 2023.

The following tables summarize the impacts on the Group’s unaudited interim condensed consolidated financial statements for the three months and nine-month period ended September 30, 2023:

	Nine months ended September 30, 2023			Three months ended September 30, 2023
Unaudited condensed consolidated interim statements of profit or loss	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Profit before income tax	172,569	-	172,569	49,326	-	49,326
Current (ii)	(32,953)	4,137	(28,816)	(14,285)	1,379	(12,906)
Deferred (i)	(3,233)	(30,870)	(34,103)	1,120	(10,493)	(9,373)
Total income tax expense	(36,186)	(26,733)	(62,919)	(13,165)	(9,114)	(22,279)
Net profit for the period	136,383	(26,733)	109,650	36,161	(9,114)	27,047
Earnings per share – basic (in R$)	1.02	(0.22)	0.80	0.27	(0.07)	0.20
Earnings per share – diluted (in R$)	0.99	(0.22)	0.77	0.26	(0.07)	0.19

	Nine months ended September 30, 2023			Three months ended September 30, 2023
Unaudited condensed consolidated interim statements of other comprehensive income	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Total comprehensive income for the period (i)/(ii)	109,533	(26,733)	82,800	47,616	(9,114)	38,502

	September 30, 2023
Unaudited condensed consolidated interim statements of changes in equity	As previously reported	Adjustments	As restated
Retained earnings (opening balance)	251,873	(30,206)	221,667
Net profit for the period (i)/(ii)	136,383	(26,733)	109,650
Balance as of September 30, 2023	1,432,103	(56,939)	1,375,164

	September 30, 2023
Unaudited condensed consolidated interim statements of cash flows	As previously reported	Adjustments	As restated

Net profit for the period	136,383	(26,733)	109,650
Adjustments for:
Income tax (i)/(ii)	36,186	26,733	62,919
Other lines not affected by the error	150,645	-	150,645

Changes in operating assets and liabilities:	(68,709)	-	(68,709)

Cash generated from operating activities	254,505	-	254,505

21

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

2.2	Accounting standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the income statement, mandates the disclosure of 'management-defined performance measures,' and establishes new criteria for the aggregation and disaggregation of financial information based on the identified "roles" of the primary financial statements and accompanying notes. Accordingly, IFRS 18 will take effect for annual reporting periods beginning on or after January 1, 2027, and the Company is currently evaluating the potential impacts of this standard.

Additionally, several other new accounting standards, amendments, and interpretations have been published that are not mandatory for reporting periods ending December 31, 2024, or have not materially affected these unaudited interim condensed consolidated financial statements. The Company has not early adopted any of these standards and does not anticipate a material impact in future reporting periods.

2.3	Functional and presentation currency

The unaudited interim condensed consolidated financial statements of the Company, along with those of its subsidiaries, are measured using the currency of the primary economic environment in which each entity operates, referred to as the "functional currency." For the Parent Company, this functional currency is the Brazilian Real (R$). For presentation purposes, these unaudited interim condensed consolidated financial statements are expressed in such currency. The main exchange rates utilized by the Company to translate its foreign operations are as follows:

2.3.1	Exchange rates

			Average rate
	Closing rate		Three-month period ended September 30		Nine-month period ended September 30
	September 30, 2024	December 31, 2023	2024	2023	2024	2023
US Dollar ("US$" or "USD")	5.4481	4.8413	5.5454	4.8805	5.2445	5.0091
Pound sterling (“£” or “GBP”)	7.2999	6.1586	7.2130	6.1776	6.7029	6.2315

2.3.2	Subsidiaries functional currency

Subsidiaries	Country of origin	Functional currency

CI&T Delaware LLC	United States	Brazilian Reais (“R$” or “BRL”)
CI&T Software S.A. (“CI&T Brazil”)	Brazil	Brazilian Reais (“R$” or “BRL”)
CI&T Japan, Inc.	Japan	Yen (“JP¥” or “JPY”)
CI&T China Inc.	China	Yuan (“¥” or “CNY”)
CI&T Portugal Unipessoal Lda.	Portugal	Euro (“€” or “EUR”)
CI&T Australia PTY Ltd.	Australia	Australian dollar (“AU$” or “AUD”)
CINQ Inc.	United States	US dollar (“US$” or “USD”)
CI&T Inc. (“CI&T US”)	United States	US dollar (“US$” or “USD”)
CI&T Software Inc. (“CI&T Canada”)	Canada	Canadian dollar (“C$” or “CAD”)
CI&T UK Limited. (“CI&T UK”)	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Colombia	Colombia	Colombian peso (“COP$” or “COP”)
CI&T Argentina S/A	Argentina	Argentinian peso (“ARS$” or “ARS”)
CI&T Financial Services Solutions, LLC	United States	US dollar (“US$” or “USD”)
CI&T FinTech Services, Inc.	United States	US dollar (“US$” or “USD”)
CI&T Ltd.	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Digital Ltd.	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Global Inc.	United States	US dollar (“US$” or “USD”)
Somo Global SAS.	Colombia	Colombian peso (“COP$” or “COP”)
Ideonyx Ltd (in liquidation)	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Ltd (dormant)	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	Australian dollar (“AU$” or “AUD”)

22

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

2.4	Approval and authorization for the issuance of unaudited interim condensed consolidated financial statements

The approval and authorization for issuance of the unaudited interim condensed consolidated financial statements was granted by the Board of Directors on November 13, 2024.

3.	Cash and cash equivalents

	Weighted average rate (per year)	September 30, 2024	December 31, 2023

Cash and cash equivalents		46,917	63,690
Short-term financial investments
Short-term financial investments – Reais	10.44%	204,772	66,192
Short-term financial investments – Dollar	3.30%	106,382	74,788
Short-term financial investments – Pounds	2.55%	23,725	6,968
Short-term financial investments – Canadian Dollar	1.55%	1,573	-

Total		383,369	211,638

4.	Accounts receivables and contract assets

4.1	Accounts receivables

The balances of accounts receivables are presented, as follows:

	September 30, 2024	December 31, 2023

Accounts receivables – in US$ – from US customers	250,139	243,680
Accounts receivables – in R$ – from Brazilian customers	143,955	151,456
Accounts receivables – in other foreign currencies	57,173	78,527
(-) Expected credit losses from accounts receivables	(6,070)	(1,712)

Accounts receivables, net	445,197	471,951

The balances of accounts receivables by maturity date are as follows:

	September 30, 2024	December 31, 2023

Current	412,222	438,076
Overdue:
from 1 to 60 days	19,393	30,182
61 to 360 days	19,652	5,401
Over 360 days	-	4
(-) Expected credit losses	(6,070)	(1,712)

Total	445,197	471,951

23

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

Until October 23, 2024, of the total amount overdue for up to 60 days, the amount of R$ 13,980 has already been received.

The rollforward of the allowance for expected losses is as follows:

	September 30, 2024	December 31, 2023

Balance at beginning of period	(1,712)	(653)
Provision	(13,184)	(3,747)
Reversal	8,932	2,705
Write-off	-	20
Exchange rate changes	(106)	(37)

Balance at end of period	(6,070)	(1,712)

4.2	Contract assets

The balances of contract assets are shown and segregated as follows:

	September 30, 2024	December 31, 2023

Contract assets – in US$ – from US customers	104,619	38,248
Contract assets – in R$ – from Brazilian customers	122,019	77,933
Contract assets – in other foreign currencies	30,734	32,632
(-) Expected credit losses from contract assets	(4,859)	(1,193)

Total	252,513	147,620

The rollforward of the allowance for expected losses is as follows:

	September 30, 2024	December 31, 2023

Balance at beginning of period	(1,193)	(673)
Provision	(19,852)	(5,238)
Reversal	16,272	4,704
Exchange rate changes	(86)	14

Balance at end of period	(4,859)	(1,193)

24

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

5.	Property, plant and equipment

The rollforward in the balances are as follows:

Cost	Weighted average rate (per year)	December 31, 2023	Additions	Disposals	Transfers	Exchange rate changes	September 30, 2024
IT equipment		75,650	8,964	(1,854)	(16)	2,192	84,936
Leasehold improvements		20,758	14	-	119	844	21,735
Furniture and fixtures		7,101	85	(289)	32	381	7,310
In progress		11	218	-	(135)	-	94
		103,520	9,281	(2,143)	-	3,417	114,075

Depreciation
IT equipment	33.4%	(49,362)	(10,453)	1,623	-	(1,736)	(59,928)
Leasehold improvements	14.5%	(11,590)	(2,129)	-	-	(446)	(14,165)
Furniture and fixtures	11.5%	(3,984)	(607)	280	-	(211)	(4,522)
		(64,936)	(13,189)	1,903	-	(2,393)	(78,615)

Total		38,584	(3,908)	(240)	-	1,024	35,460

The Group does not have property, plant or equipment pledged as collateral.

6.	Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (per year)	December 31, 2023	Additions	Disposals	Transfers	Exchange rate changes	September 30, 2024
Customer relationship		302,030	-	-	-	18,103	320,133
Internally developed software		23,558	-	(1,036)	20,910	-	43,432
Software in progress		13,771	29,552	(1,433)	(20,872)	-	21,018
Non-compete agreement		13,462	-	-	-	-	13,462
Brands		33,797	-	(21)	-	-	33,776
Software		10,138	275	(60)	(38)	459	10,774
Goodwill		1,392,819	-	-	-	113,552	1,506,371
		1,789,575	29,827	(2,550)	-	132,114	1,948,966

Amortization
Customer relationship	13.1%	(62,943)	(30,026)	-	-	(3,561)	(96,530)
Internally developed software	33.3%	(16,744)	(4,691)	-	-	-	(21,435)
Non-compete agreement	20.0%	(5,629)	(2,274)	-	-	-	(7,903)
Brands	5.0%	(28,663)	(201)	-	-	-	(28,864)
Software	20.0%	(5,731)	(1,136)	22	-	(169)	(7,014)
		(119,710)	(38,328)	22	-	(3,730)	(161,746)

Total		1,669,865	(8,501)	(2,528)	-	128,384	1,787,220

25

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

7.	Right-of-use assets

The rollforward of the right-of-use is set for the below:

Cost	Weighted average rate (per year)	December 31, 2023	Additions	Derecognition of right-of-use assets	Exchange rate changes	September 30, 2024
Properties		87,720	20,736	(9,438)	8,226	107,244
Vehicles		11,345	2,750	(2,525)	-	11,570
		99,065	23,486	(11,963)	8,226	118,814

Depreciation
Properties	20.9%	(53,817)	(14,648)	9,237	(4,011)	(63,239)
Vehicles	33.3%	(5,553)	(2,954)	1,880	-	(6,627)
		(59,370)	(17,602)	11,117	(4,011)	(69,866)

Total		39,695	5,884	(846)	4,215	48,948

8.	Loans and borrowings

The rollfoward of loans and borrowings is set forth below:

	Average effective interest rate p.a. (%)	Year of maturity	December 31, 2023	Proceeds from loans and borrowings	Payments related to loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	September 30, 2024
In US$
Advance on foreign exchange contract (ACC)	6.31%	2025	-	54,390	-	-	752	74	55,216
Export credit note (NCE)	7.79%	2026	110,648	-	(32,738)	(6,803)	6,462	13,777	91,346
Working capital loan	8.24%	2026 to 2028	380,757	49,801	(30,876)	(12,326)	25,068	52,240	464,664
			491,405	104,191	(63,614)	(19,129)	32,282	66,091	611,226

In R$
Export credit note (NCE)	11.91%	2026 to 2028	236,058	-	(12,857)	(17,835)	20,797	-	226,163
			236,058	-	(12,857)	(17,835)	20,797	-	226,163

Total			727,463	104,191	(76,471)	(36,964)	53,079	66,091	837,389

Current			112,719						250,360
Non-current			614,744						587,029

The loans and borrowings are not secured by property, plant or equipment, or accounts receivables.

26

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

8.1	Advances on foreign exchange contract

On June 16, 2024, the subsidiary CI&T Brazil raised R$ 54,390 equivalents to US$ 10,000, at a nominal rate of 6.31% per year, and single payment of interest and principal in July 2025. The proceeds will be used for general corporate purposes.

8.2	Working capital loan

On March 01, 2024, the subsidiary CI&T US raised R$ 49,596 equivalents to US$ 10,000, at a nominal rate of SOFR 6 months + 2.80% per year, and semi-annual payment of interest and principal until December 2028. The proceeds will be used for general corporate purposes.

8.3	Covenants

The Company has restrictive clauses covenants in some of its loans and financing agreements, as disclosed in the annual financial statements of December 31, 2023, and summarized below:

Restrictive Clause related to:	Measurement Frequency	Indicators for Measurement	Required	Achieved
NCE	Annual	Net debt/ EBITDA(a)	Less than or equal to 3.0X	Achieved
Working Capital	Annual	Net debt/ EBITDA(a)	Less than or equal to 3.0X	Achieved

a)	EBITDA means earnings before interest, taxes, depreciation and amortization.

9.	Lease liabilities

	Weighted average rate per year	December 31, 2023	Additions	Payments	Interest paid	Interest incurred	Disposals	Exchange rate changes	September 30, 2024
Properties	6.11%	38,602	20,736	(13,397)	(1,908)	1,944	(201)	4,679	50,455
Vehicles	17.65%	6,297	2,750	(2,975)	(763)	763	(645)	-	5,427
		44,899	23,486	(16,372)	(2,671)	2,707	(846)	4,679	55,882

Current		17,862							21,270
Non-current		27,037							34,612

10.	Salaries and welfare charges

	September 30, 2024	December 31, 2023

Accrued vacation and charges	122,700	109,025
Salaries	33,760	28,082
Bonus	32,458	9,571
Christmas bonuses	23,520	2,173
Withholding income tax	18,955	27,013
Payroll charges	17,176	16,188
Others	5,858	4,344

Total	254,427	196,396

27

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

11.	Accounts payable for business acquired

Acquisition	Effective interest rate p.a.	Maturity	December 31, 2023	Monetary adjustment	Exchange variation	Present value adjustment	Payment	September 30, 2024
Dextra	10.65%	2027	33,349	2,557	-	-	(6,632)	29,274
Somo	5.00%	2025	20,052	-	3,768	889	-	24,709
Box	10.65%	2027	8,154	446	-	-	(3,758)	4,842
Ntersol	4.01%	2024	74,499	-	9,398	3,273	-	87,170
			136,054	3,003	13,166	4,162	(10,390)	145,995

Current			13,365					125,505
Non-current			122,689					20,490

12.	Derivatives

The Group holds derivative financial instruments to hedge its interest rate risk exposure.

	September 30, 2024
Maturity	Notional in (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	89,894	SOFR Overnight	3.09%	4,349
07/07/2026	-	65,714	CDI	US$ variation + 4.90%	(7,184)
					(2,835)

The rollforward of the derivatives is as follows:

Interest rate swaps
December 31, 2023	9,620
Gains (losses) recognized in the statement of profit or loss	(5,409)
Payments (receipts)	(7,046)

September 30, 2024	(2,835)

Rights with current derivative financial instruments	4,349
Obligations with current derivative financial instruments	(7,184)

(2,835)

28

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

13.	Provisions, judicial deposits and restricted cash

13.1	Provisions

The balances of the processes with estimated probable and possible losses are as follow:

	Probable losses		Possible losses
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Tax	-	-	3,703	3,723
Labor	9,598	9,620	5,041	4,796
Total	9,598	9,620	8,744	8,519

13.2	Judicial deposits

The balances of the judicial deposits are as follow:

	Probable losses		Possible losses		Total
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Tax	-	-	7,797	7,008	7,797	7,008
Labor	272	272	-	-	272	272
Total	272	272	7,797	7,008	8,069	7,280

13.3	Restricted cash

	September 30, 2024	December 31, 2023

Escrow account (i)	24,489	20,021
Indemnity asset (ii)	9,040	9,040
Total	33,529	29,061

Current	24,489	-
Non-current	9,040	29,061

(i)    Refers to guarantee in connection with business combination, in order to satisfy certain claims, if occur.

(ii)  Refers to an indemnification asset in connection with a business combination, where the Group has the right to be indemnified for all losses that may occur related to labor contingent liabilities.

14.	Equity

14.1	Share capital

	September 30, 2024	December 31, 2023

Number of ordinary nominative shares	134,694,256	134,412,014
Class A	22,461,308	21,365,297
Class B	112,232,948	113,046,717

Par value	R$ 0.00027	R$ 0.00027
Share capital	37	37

29

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

As established in the Company’s bylaws, the holders of the Class A common shares and Class B common shares have rights that differ which were disclosed in detail in the annual financial statements of December 31, 2023.

14.2	Treasury shares

In November 2023, the Board of Directors approved a new share repurchase program, pursuant to which the Company may repurchase up to 2.5 million of its outstanding class A common shares until December 31, 2024. No shares were repurchased in as of December 31, 2023, and for the nine month-period ended September 30, 2024, the Company repurchased 1,893,941 of its outstanding class A common shares at a total amount of R$ 50,659.

14.3	Capital reserve

Stock-based compensation

As of September 30, 2024, the amount of R$ 143,477 (R$ 123,056 as of December 31, 2023) refers to the Group’s share-based compensation plans.

15.	Net revenue

15.1	Revenue breakdown by service line

	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2023

Software development revenue	1,636,969	591,902	1,628,771	504,555
Software maintenance revenue	37,874	15,756	47,285	14,469
Consulting revenue	25,704	9,705	30,028	9,292
Other revenue	10,774	4,797	4,823	767

Total net revenue	1,711,321	622,160	1,710,907	529,083

15.2	Revenue breakdown by customers’ industry

	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2023

Financial services	481,831	176,422	492,406	158,592
Consumer goods	380,928	139,212	343,712	105,562
Retail and industrial goods	326,766	130,334	208,351	64,438
Technology and telecommunications	195,625	70,863	313,334	84,147
Life sciences	160,135	51,353	185,040	57,372
Others	166,036	53,976	168,064	58,972

Total net revenue	1,711,321	622,160	1,710,907	529,083

30

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

15.3	Revenue breakdown by geographic region

	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2023

North America	754,219	284,910	762,204	222,860
Latin America	700,175	251,396	698,478	229,804
Europe	181,947	58,444	167,645	54,045
Asia Pacific	74,980	27,410	82,580	22,374

Total net revenue	1,711,321	622,160	1,710,907	529,083

Net revenues by geographic area are based on the country in which the sale occurred.

15.4	Revenue breakdown by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2023

Top client (i)	117,919	48,337	166,798	37,428
Top 10 clients	706,077	260,984	705,773	208,305

(i) The top client considered in one period may differ from that disclosed in another period.

As of September 30, 2024, net revenue from a single customer for 6.9% of the Company’s total net revenues, compared to 10% as of September 30, 2023.

31

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

16.	Expenses by nature

Information on the nature of expenses recognized in the unaudited interim condensed consolidated statement of profit or loss is presented below:

	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2023

Employee expenses	(1,244,012)	(443,189)	(1,239,867)	(386,276)
Third-party services and other inputs	(96,637)	(35,334)	(99,104)	(30,711)
Depreciation and amortization	(69,119)	(23,857)	(70,980)	(22,871)
Travel expenses	(16,460)	(5,893)	(10,017)	(3,871)
Share-based compensation	(21,299)	(10,848)	(21,740)	(6,627)
Insurance	(6,257)	(2,145)	(9,764)	(3,248)
Other post-acquisition expenses	(6,523)	(3,866)	(3,870)	1,551
Impairment loss on receivables	(7,832)	(5,248)	(2,573)	(836)
Short-term leases	(3,794)	(1,375)	(4,629)	(1,236)
Other costs and expenses (a)	(32,529)	(12,124)	(17,051)	(5,339)

Total	(1,504,462)	(543,879)	(1,479,595)	(459,464)

Disclosed as:
Costs of services provided	(1,132,103)	(406,481)	(1,138,836)	(356,779)
Selling expenses	(149,919)	(54,179)	(132,243)	(40,405)
General and administrative expenses	(215,714)	(78,483)	(207,968)	(64,807)
Impairment loss on receivables	(7,832)	(5,248)	(2,573)	(836)
Other income	1,106	512	2,025	3,363

Total	(1,504,462)	(543,879)	(1,479,595)	(459,464)

(a)	Other costs and expenses mainly include the restructuring expenses incurred during the Nine months of 2024: R$ 9,188 for subsidiaries located in the United Kingdom, R$ 1,437 in the United States, and R$ 962 for subsidiaries located in Canada and Australia.

32

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

17.	Net finance costs

	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2023
Finance income:
Foreign-exchange gain	31,550	11,530	33,095	7,667
Gains on derivatives	8,132	4,283	21,434	2,963
Income from financial investments	7,266	3,406	6,391	1,813
Monetary variation	4,913	1,007	1,062	679
Other finance income	4,205	1,595	405	384

Total	56,066	21,821	62,387	13,506

Finance cost:
Interest on loans and leases (notes 8,9)	(55,786)	(19,541)	(64,368)	(21,111)
Exchange variation loss	(23,380)	(15,383)	(39,213)	(5,367)
Loss on derivatives	(13,541)	(3,796)	(8,177)	(3,629)
Monetary variation	(3,020)	(1,092)	(4,051)	(1,368)
Other finance costs	(4,860)	(2,564)	(5,321)	(2,324)

Total	(100,587)	(42,376)	(121,130)	(33,799)

Net finance costs	(44,521)	(20,555)	(58,743)	(20,293)

18.	Income tax expense

Income tax expense recognized in profit or loss for the periods are shown as follows:

	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023 (restated)	Three months ended September 30, 2023 (restated)

Current income tax	(43,094)	(21,627)	(28,816)	(12,906)
Deferred income tax	(19,754)	(7,526)	(34,103)	(9,373)

Total income tax (expenses)	(62,848)	(29,153)	(62,919)	(22,279)

33

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

The reconciliation of the Company's effective rate computed at the Brazilian federal tax rate of 34%, with the average combined rate, is shown as follows:

	Nine months ended September 30, 2024	Three months ended September 30, 2024	Nine months ended September 30, 2023 (restated)	Three months ended September 30, 2023 (restated)

Profit before income tax	162,338	57,726	172,569	49,326
Combined income tax rate	34%	34%	34%	34%
Tax using the combined income tax rate	(55,195)	(19,627)	(58,673)	(16,771)

Tax benefits (incentive)	5,021	4,010	1,472	1,472
Income tax refund	4,188	2,128	-	-
Tax rate differences on subsidiaries	(988)	(579)	207	(200)
Exchange rate changes	2,138	346	2,191	403
Current-year losses for which no deferred tax asset is recognized	(13,985)	(12,185)	(3,293)	(2,281)
Non-deductible expenses / non-taxable gains	(4,027)	(3,246)	(4,823)	(4,902)

Income tax expense	(62,848)	(29,153)	(62,919)	(22,279)
Current	(43,094)	(21,627)	(28,816)	(12,906)
Deferred	(19,754)	(7,526)	(34,103)	(9,373)
	(62,848)	(29,153)	(62,919)	(22,279)
Effective rate	39%	51%	36%	45%

Deferred tax balances rollforward:

	December 31, 2023			September 30, 2024
	Net amount	Recognition in profit or loss	Exchange rate changes	Net amount	Deferred tax asset	Deferred tax liabilities
Tax benefit on unamortized goodwill	(86,896)	(35,240)	(759)	(122,895)	-	(122,895)
Property, plant and equipment	5,166	(60)	(11)	5,095	5,996	(901)
Derivatives	1,546	1,565	-	3,111	3,111	-
Lease	2,438	(369)	104	2,173	2,173	-
Partnership's business interest	3,572	1,865	512	5,949	5,949	-
Provisions	9,148	9,248	1,816	20,212	20,212	-
Research and development tax credit	3,131	2,040	482	5,653	5,653	-
Share-based compensation	6,263	3,483	351	10,097	10,097	-
Other temporary differences	3,527	165	30	3,722	3,722	-
Tax loss carryforward	1,924	(2,451)	527	-	-	-

Tax assets (liabilities) before set-off	(50,181)	(19,754)	3,052	(66,883)	56,913	(123,796)
Set-off of tax				-	(35,629)	35,629
Net tax assets (liabilities)				(66,883)	21,284	(88,167)

34

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

19.	Financial instruments and risk management

19.1	Accounting classifications and fair value hierarchy of financial instruments

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, along with their respective levels in the fair value hierarchy. It excludes fair value information for financial assets and financial liabilities that are not measured at fair value, provided the carrying amount is a reasonable approximation of fair value.

			Carrying amount		Fair value
Financial assets	Note	Level	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Derivative financial instruments	12	2	4,349	9,620	4,349	9,620
Cash and cash equivalents	3	-	383,369	211,638	383,369	211,638
Restricted cash	13.3	-	24,489	20,021	24,489	20,021
Financial investments		-	-	3,164	-	3,164
Accounts receivables	4.1	-	445,197	471,951	445,197	471,951
Contract assets	4.2	-	252,513	147,620	252,513	147,620
Other assets		-	37,574	28,099	37,574	28,099

Financial liabilities
Derivative financial instruments	12	2	(7,184)	-	(7,184)	-
Suppliers and other payables		-	(18,154)	(21,690)	(18,154)	(21,690)
Loans and borrowings	8	-	(837,389)	(727,463)	(840,861)	(727,463)
Lease liabilities	9	-	(55,882)	(44,899)	(55,882)	(44,899)
Accounts payable for business acquired	11	-	(145,995)	(136,054)	(145,995)	(136,054)
Contract liabilities		-	(29,186)	(48,079)	(29,186)	(48,079)
Other liabilities		-	(34,170)	(35,097)	(34,170)	(35,097)

19.2	Financial risk management – market risks

The Group is exposed to market risks arising from its normal business activities, including inflation, interest rate fluctuations, and changes in exchange rates.

Consequently, the Group's operating results may be impacted by shifts in economic policies, particularly concerning short- and long-term interest rates, inflation targets, and exchange rate policies. Exposures to market risk are assessed through sensitivity analysis.

The policies and practices adopted by the Company for managing its market risks are detailed in the consolidated financial statements for the year ended December 31, 2023. During the nine-month period ended September 30, 2024, no significant changes were implemented; therefore, these conditions are not reiterated here.

35

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

19.2.1	Foreign exchange risk

Foreign exchange risk arises from the potential for unfavorable exchange rate fluctuations that may affect the Company's cash flows.

The exposure to key exchange rate fluctuations is as follows:

	September 30, 2024			December 31, 2023
	US$	£	Other currencies	US$	£	Other currencies
Financial investments	-	-	-	2,695	469	-
Accounts receivables	251,154	46,744	8,207	245,763	65,196	11,100
Restricted cash - escrow account	-	24,489	-	-	20,021	-
Derivatives	(7,184)	-	-	2,728	-	-
Suppliers and other payables	(4,842)	(1,043)	(1,657)	(3,987)	(793)	(1,700)
Loans and borrowings	(146,562)	-	-	(110,648)	-	-
Lease liabilities	(18,193)	(16,874)	(3,301)	(20,880)	(1,085)	(1,796)
Accounts payable for business acquired	(87,170)	(24,709)	-	(74,499)	(20,051)	-

Net exposure	(12,797)	28,607	3,249	41,172	63,757	7,604

19.2.1.1	Hedge accounting

The Group establishes hedging relationships to account for the effects of existing hedges on foreign exchange gains or losses related to its long-term debt obligations (denominated in U.S. dollars) and the foreign exchange gains or losses from highly probable future revenues also denominated in U.S. dollars. This approach ensures that gains or losses associated with the hedged transactions (the highly probable future revenues) and the hedging instruments (the debt obligations) are recognized in the statement of profit or loss in the same periods.

The schedule of the hedge accounting transactions as of September 30, 2024, is set forth below:

					Present value of hedging instrument notional value on September 30, 2024
Hedging instrument	Hedged transaction	Nature of the risk	Maturity date	US$	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate
Export Credit Note (NCE)			2024 to 2026	16,500	89,894
Advance on Foreign Exchange Contract (ACC)			2025	10,000	54,481

Total amounts designated as of September 30, 2024				26,500	144,375

The rollforward of exchange variations accumulated in other comprehensive income as of September 30, 2024, resulting from realized and expected revenues, is presented below:

	December 31, 2023	Recognized in other comprehensive income	Reclassified to the statements of profit or loss	September 30, 2024

Export Credit Note	(2,329)	(14,318)	4,927	(11,720)
Advance on Foreign Exchange Contract	-	(91)	-	(91)
	(2,329)	(14,409)	4,927	(11,811)

36

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

As of September 30, 2024, the total of the hedge accounting effects expected for the next 12 months correspond to R$ 3,525.

19.2.2	Interest rate risk

As of September 30, 2024, the Company held financial assets and liabilities linked to various interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact on annual interest was considered solely for positions exposed to such fluctuations. The Group also enter into derivative contracts in order to mitigate this risk.

	September 30, 2024		December 31, 2023

	CDI	SOFR	CDI	SOFR
Short-term financial investments	204,772	-	147,948	-
Loans and borrowings	(226,163)	(476,387)	(236,058)	(406,786)
Accounts payable for business acquired	(33,142)	-	(40,529)	-
Derivatives (interest rate swap)	-	91,346	-	110,648

Net exposure	(54,533)	(385,041)	(128,639)	(296,138)

19.2.3	Credit risk

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset. For further details about the amounts related to the expected credit losses for accounts receivables and contract assets, see note 4.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 383,369 on September 30, 2024 (R$ 211,638 as of December 31, 2023). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated from BB to AAA, based on Standard & Poor’s, Moodys and Fitch ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	Note	September 30, 2024	December 31, 2023

Derivatives	12	4,349	9,620
Cash and cash equivalents	3	383,369	211,638
Financial investments		-	3,164
Accounts receivables	4.1	445,197	471,951
Contract assets	4.2	252,513	147,620
Other assets (current and non-current)		37,574	28,099

		1,123,002	872,092

37

CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

As of September 30, 2024, the exposure to credit risk for accounts receivables, contract assets and other receivables by geographic region was as follows:

	September 30, 2024	December 31, 2023

Latin America	278,471	249,959
North America	366,393	293,195
Europe	79,143	91,471
Asia Pacific	11,277	13,045

Total	735,284	647,670

19.2.4	Liquidity risk

The following table shows the contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

		September 30, 2024
	Note	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Suppliers and other payables		18,154	18,154	18,154	-	-	-
Loans and borrowings	8	837,389	984,213	72,687	230,664	275,844	405,018
Lease liabilities	9	55,882	61,335	6,594	17,573	18,216	18,952
Accounts payable for business acquired	11	145,995	147,764	109,909	15,777	10,405	11,673
Contract liability		29,186	29,186	29,186	-	-	-
Other liabilities (current and non-current)		28,687	28,687	17,325	-	283	11,079
Derivatives	12	7,184	7,184	7,184	-	-	-

		1,122,477	1,276,523	261,039	264,014	304,748	446,722

20.	Related parties

20.1.1	Transactions with key management personnel

The Group recognized in the statement of profit or loss the amount of R$ 6,900 as of September 30, 2024 (R$ 8,962 as of September 30, 2023) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's stock-based compensation program. For the period ended on September 30, 2024, the amount of R$ 307 (R$ 128 on September 30, 2023) was recognized in the statement of profit or loss.

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CI&T Inc. Unaudited condensed consolidated interim financial statements September 30, 2024

21.	Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance based on a single operating segment.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2024

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer